                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

                  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1998

                                       OR

                  [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from ____ to ____

                                 Commission File
                                  Number 1-5491

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Rowan Companies, Inc.
                       2800 Post Oak Boulevard
                       Suite 5450
                       Houston, Texas 77056-6196

                              REQUIRED INFORMATION

      The LeTourneau, Inc. Savings and Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for and as of the fiscal year and fiscal year-ends reflected therein, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                   SIGNATURES

      The Plan, Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            LETOURNEAU, INC. SAVINGS
                            AND INVESTMENT PLAN

                            By: LETOURNEAU, Inc. Savings
                                And Investment Plan
                                Administrative Committee:

                           /s/ CHARLES H. BELLATI                 June 29, 1999
                           ------------------------
                               Charles H. Bellati

                           /s/ JACK W. MCELROY                    June 29, 1999
                           ------------------------
                               Jack W. McElroy

                           /s/ S. MARIA NARISI                    June 29, 1999
                           ------------------------
                               S. Maria Narisi

                           /s/ E. E. THIELE                       June 29, 1999
                           ------------------------
                               E. E. Thiele

                                   APPENDIX 1



                                LETOURNEAU, INC.
                           SAVINGS AND INVESTMENT PLAN


              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
        AND FOR THE YEAR ENDED DECEMBER 31, 1998, SUPPLEMENTAL SCHEDULES
                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1998
                        AND INDEPENDENT AUDITORS' REPORT

LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                              PAGE

INDEPENDENT AUDITORS' REPORT                                                                   1

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits, December 31, 1998                           2

   Statement of Net Assets Available for Benefits, December 31, 1997                           3

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1998                                                                         4

   Notes to Financial Statements for the Years Ended December 31, 1998 and 1997                5

SUPPLEMENTAL SCHEDULES:

   Assets Held for Investment (Form 5500, Item 27a), December 31, 1998                         8

   Reportable Transactions (Form 5500, Item 27d) for the Year Ended December 31, 1998          9



Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

LeTourneau, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the LeTourneau, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment as of December 31, 1998 and Reportable Transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Houston, Texas
June 25, 1999

LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                 -----------------------------------------------------------------------------------------------
                                                               FIDELITY     FIDELITY      FIDELITY      FIDELITY
                                  FIDELITY       FIDELITY    INTERMEDIATE    EQUITY      AGGRESSIVE       MONEY
                                   PURITAN       MAGELLAN       BOND        INCOME II      GROWTH        MARKET
                                    FUND           FUND         FUND          FUND          FUND        PORTFOLIO
ASSETS:
   Cash
   Investments - at fair value   $ 5,437,671   $ 9,237,415   $ 1,916,264   $   847,022   $   852,576   $ 7,659,369
   Receivables:
      Contributions:
         Employee                     31,532        55,196        15,330        10,695        13,307        48,070
         Employer                     11,661        20,255         5,455         3,889         4,819        17,132
      Unsettled sales
                                 -----------   -----------   -----------   -----------   -----------   -----------

TOTAL ASSETS                       5,480,864     9,312,866     1,937,049       861,606       870,702     7,724,571

LIABILITIES - Payable for
   unsettled purchases
                                 -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE
   FOR BENEFITS                  $ 5,480,864   $ 9,312,866   $ 1,937,049   $   861,606   $   870,702   $ 7,724,571
                                 ===========   ===========   ===========   ===========   ===========   ===========


                               SUPPLEMENTAL INFORMATION BY FUND
                               --------------------------------
                                   FIDELITY          ROWAN
                                    MANAGED        COMPANIES
                                    INCOME           STOCK
                                   PORTFOLI          FUND           TOTAL
ASSETS:
   Cash                                          $   32,619      $    32,619
   Investments - at fair value   $ 4,654,394        645,750       31,250,461
   Receivables:
      Contributions:
         Employee                     28,637          9,244          212,011
         Employer                      9,956          3,585           76,752
      Unsettled sales                                26,722           26,722
                                 -----------     ----------      -----------

TOTAL ASSETS                       4,692,987        717,920       31,598,565

LIABILITIES - Payable for
   unsettled purchases                               23,406           23,406
                                 -----------     ----------      -----------

NET ASSETS AVAILABLE                        .
   FOR BENEFITS                  $ 4,692,987     $  694,514      $31,575,159
                                 ===========     ==========      ===========


See notes to financial statements.

LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                 -----------------------------------------------------------------------------------
                                                              FIDELITY       FIDELITY      FIDELITY     FIDELITY
                                  FIDELITY       FIDELITY    INTERMEDIATE     EQUITY      AGGRESSIVE     MONEY
                                   PURITAN       MAGELLAN       BOND         INCOME II      GROWTH       MARKET
                                    FUND           FUND         FUND           FUND          FUND       PORTFOLIO
ASSETS:
   Cash
   Investments - at fair value   $ 4,519,355   $ 6,441,752   $ 1,787,931   $   380,722   $   330,349   $ 7,192,142
   Receivables:
      Contributions:
         Employee                     30,329        42,198        16,476         6,899         6,805        50,926
         Employer                     11,311        15,522         6,015         2,564         2,503        18,402
      Unsettled sales
                                 -----------   -----------   -----------   -----------   -----------   -----------

TOTAL ASSETS                       4,560,995     6,499,472     1,810,422       390,185       339,657     7,261,470

LIABILITIES - Payable for
   unsettled purchases
                                 -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE
   FOR BENEFITS                  $ 4,560,995   $ 6,499,472   $ 1,810,422   $   390,185   $   339,657   $ 7,261,470
                                 ===========   ===========   ===========   ===========   ===========   ===========


                                 SUPPLEMENTAL INFORMATION BY FUND
                                 --------------------------------
                                    FIDELITY           ROWAN
                                     MANAGED         COMPANIES
                                     INCOME            STOCK
                                    PORTFOLIO          FUND            TOTAL
ASSETS:
   Cash                                            $    96,860     $    96,860
   Investments - at fair value     $ 4,522,778         509,765      25,684,794
   Receivables:
      Contributions:
         Employee                       28,733           4,247         186,613
         Employer                       10,305           1,554          68,176
      Unsettled sales                                   17,287          17,287
                                   -----------     -----------     -----------

TOTAL ASSETS                         4,561,816         629,713      26,053,730

LIABILITIES - Payable for
   unsettled purchases                                  88,416          88,416
                                   -----------     -----------     -----------

NET ASSETS AVAILABLE
   FOR BENEFITS                    $ 4,561,816     $   541,297     $25,965,314
                                   ===========     ===========     ===========


See notes to financial statements.

LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                     -------------------------------------------------------------------------------------
                                                                    FIDELITY        FIDELITY      FIDELITY     FIDELITY
                                       FIDELITY      FIDELITY      INTERMEDIATE      EQUITY      AGGRESSIVE      MONEY
                                        PURITAN      MAGELLAN         BOND          INCOME II      GROWTH       MARKET
                                         FUND          FUND           FUND           FUND           FUND       PORTFOLIO
ADDITIONS:
   Net appreciation (depreciation)
      in investments                 $   217,449    $ 1,849,555    $    18,273    $    50,032   $   169,693
   Investment income                     551,735        422,456        113,009         76,939        51,401   $   384,866
   Contributions:
      Employee                           427,391        721,110        209,871        152,524       164,776       652,521
      Employer                           156,172        263,790         74,651         52,225        58,896       225,742
   Other
                                     -----------    -----------    -----------    -----------   -----------   -----------

                Total additions        1,352,747      3,256,911        415,804        331,720       444,766     1,263,129
                                     -----------    -----------    -----------    -----------   -----------   -----------

DEDUCTIONS:
   Employee withdrawals                  270,890        297,503        102,312         32,052        19,124       799,228
   Net employee forfeitures               15,616         13,621          4,233          8,461         1,659       (47,874)
   Other                                                                                              2,407
                                     -----------    -----------    -----------    -----------   -----------   -----------

                Total deductions         286,506        311,124        106,545         40,513        23,190       751,354
                                     -----------    -----------    -----------    -----------   -----------   -----------

INTERFUND TRANSFERS                     (146,372)      (132,393)      (182,632)       180,214       109,469       (48,674)
                                     -----------    -----------    -----------    -----------   -----------   -----------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                919,869      2,813,394        126,627        471,421       531,045       463,101

NET ASSETS AVAILABLE
   FOR BENEFITS:
   Beginning of year                   4,560,995      6,499,472      1,810,422        390,185       339,657     7,261,470
                                     -----------    -----------    -----------    -----------   -----------   -----------

   End of year                       $ 5,480,864    $ 9,312,866    $ 1,937,049    $   861,606   $   870,702   $ 7,724,571
                                     ===========    ===========    ===========    ===========   ===========   ===========


                                     SUPPLEMENTAL INFORMATION BY FUND
                                     --------------------------------
                                        FIDELITY           ROWAN
                                         MANAGED         COMPANIES
                                         INCOME            STOCK
                                        PORTFOLIO          FUND              TOTAL
ADDITIONS:
   Net appreciation (depreciation)
      in investments                                    $  (541,793)     $ 1,763,209
   Investment income                   $   262,978            1,743        1,865,127
   Contributions:
      Employee                             384,504          174,661        2,887,358
      Employer                             131,033           39,442        1,001,951
   Other
                                       -----------      -----------      -----------

                Total additions            778,515         (325,947)       7,517,645
                                       -----------      -----------      -----------

DEDUCTIONS:
   Employee withdrawals                    363,142           21,142        1,905,393
   Net employee forfeitures                  2,339            1,945               --
   Other                                                                       2,407
                                       -----------      -----------      -----------

                Total deductions           365,481           23,087        1,907,800
                                       -----------      -----------      -----------

INTERFUND TRANSFERS                       (281,863)         502,251               --
                                       -----------      -----------      -----------

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                  131,171          153,217        5,609,845

NET ASSETS AVAILABLE
   FOR BENEFITS:
   Beginning of year                     4,561,816          541,297       25,965,314
                                       -----------      -----------      -----------

   End of year                         $ 4,692,987      $   694,514      $31,575,159
                                       ===========      ===========      ===========


See notes to financial statements.

LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the LeTourneau, Inc. Savings and Investment Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a defined contribution, individual account 401(k) plan covering substantially all employees of LeTourneau, Inc. and LeTourneau Sales and Service Company (the "Company").

      PARTICIPATION - Employees are eligible to enter the Plan on the January 1 or July 1 immediately following the completion of 1,000 hours of service in the 12-month period beginning on the employee's date of hire and ending on the anniversary of such date.

      FUNDING - Under the Plan, eligible employees may make basic contributions of up to 6%, and additional contributions of up to 9%, of their regular compensation on a before- or after-tax basis. The Company makes a matching contribution equal to 50% of a participant's basic, pre-tax contribution.

      INVESTMENT OPTIONS - The assets of the Plan are held and managed by Fidelity Management Trust Company, the Trustee of the Plan (the "Trustee"). Participants direct the investment of their accounts into any of the following:

           Fidelity Puritan Fund seeks current income and capital preservation by investing primarily in high-yielding domestic and foreign stocks and bonds.

           Fidelity Magellan Fund seeks long-term capital appreciation by investing primarily in domestic and foreign stocks and convertible bonds across a variety of industries and sectors.

           Fidelity Intermediate Bond Fund seeks a high level of current income by investing primarily in domestic and foreign securities with intermediate maturities.

           Fidelity Equity-Income II Fund seeks current income and capital appreciation by investing primarily in income-producing stocks.

           Fidelity Aggressive Growth Fund seeks long-term capital appreciation by investing primarily in stocks of companies believed to offer the potential for accelerated growth.

           Fidelity (Retirement Government) Money Market Portfolio seeks a high level of current income and capital and liquidity preservation by investing primarily in obligations issued or guaranteed by the U. S. government or its agencies.

           Fidelity Managed Income Portfolio seeks capital preservation and a competitive level of current income over time by investing primarily in short- and long-term investment contracts.

           The Rowan Companies Unitized Stock Fund, added to the plan effective July 1, 1997, allows participants convenient access to the stock of Rowan Companies, Inc., the Company's parent ("Rowan").

      EXPENSES - Participants' accounts are charged with investment advisory and other fees by the Trustee. All other expenses of administering the Plan are borne by the Company.

      VESTING PROVISIONS - Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon, and achieve 100% vesting in employer matching contributions, plus any earnings thereon, after five years or more of qualified service.

      Participants at age 65 are entitled to 100% of all contributions, plus any earnings accrued thereon.

      Upon death or permanent disability, a participant, or his beneficiary, will be entitled to 100% of all contributions, plus any earnings accrued thereon.

      DISTRIBUTIONS - Participants can obtain lump-sum or installment distributions of vested balances upon termination of employment, retirement, disability or death. Other hardship withdrawals can be obtained under certain conditions. At December 31, 1998 and 1997, Plan assets included approximately $78,000 and $32,000, respectively, of distributions payable to current and former Plan participants.

      FORFEITURES - Upon termination of employment, participants' nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or administrative expenses otherwise payable by the Company.

      PLAN TERMINATION - Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, each participant shall be entitled to 100% of all contributions, plus any earnings accrued thereon, as of the date of termination.

      PARTY-IN-INTEREST TRANSACTIONS - The investment by the Trustee of Plan contributions into mutual funds managed by an affiliate of the Trustee are party-in-interest transactions, and the related management fees are deducted from investment earnings. Rowan is also a party-in-interest.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan have been prepared on the accrual basis of accounting. Investments are stated at fair value as determined by the Trustee based upon quoted market prices for the underlying securities, and realized and unrealized gains or losses are computed based on the fair value of the assets at the beginning of the Plan year.

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from such assets and liabilities during the reporting period. Actual results could differ from these estimates.

3.    TAX STATUS OF THE PLAN

      The Internal Revenue Service has determined and informed the Company by a letter dated February 13, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Though the Plan has been amended since that date, the Plan administrator and the Company believe that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC. A request for a new determination letter has been made.

4.    MASTER DEFINED CONTRIBUTION TRUST

      Effective July 1, 1997, in connection with the addition of the Rowan Companies Unitized Stock Fund, the Plan created a Master Defined Contribution Trust (the "Trust"). The Trust permits the commingling for investment and administrative purposes of certain of the Plan's assets with those of another plan sponsored by Rowan. The Trustee maintains supporting records for the purpose of allocating investment gains or losses to the participating plans.

      The investment accounts of the Trust are valued at fair value at the end of each trading day based upon quoted market prices. Net investment gains or losses for each day are allocated by the Trustee to each participating plan based on the plans' relative interest in the investment units of the Trust.

      At December 31, 1998, the Trust had net assets available for benefits of $1,938,442, including $90,620 of cash, $119,100 of receivables and $1,793,740 fair value of Rowan Companies, Inc. common stock, net of $65,018 of payables. At December 31, 1997, the Trust had net assets available for benefits of $900,088, including $159,370 of cash, $47,444 of receivables and $838,750 fair value of Rowan Companies, Inc. common stock, net of $145,476 of payables. The net investment loss for the Trust during the year ended December 31, 1998 was $998,675, including $1,001,903 of net depreciation of Rowan Companies, Inc. common stock, net of $3,228 of interest income.

      The Plan's interest in the Trust's total investment units was 36% at December 31, 1998 and 61% at December 31, 1997, with the balance attributed to the other Rowan-sponsored plan.

5.    UNIT VALUES

      The Plan's Rowan Companies Unitized Stock Fund had 575,681 and 89,033 participation units outstanding at December 31, 1998 and 1997, respectively. Plan participants' equity per unit was $9.40 at March 31, 1998, $6.33 at June 30, 1998, $3.69 at September 30, 1998 and $3.29 at
      December 31, 1998.




                                     ******

LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT (FORM 5500, ITEM 27a), DECEMBER 31, 1998
--------------------------------------------------------------------------------


   COLUMN A                  COLUMN B                             COLUMN C                        COLUMN D           COLUMN E
   --------                  --------                             --------                        --------           --------

                       IDENTITY OF ISSUER,
                        BORROWER, LESSOR                       DESCRIPTION OF                                          FAIR
                        OR SIMILAR PARTY                         INVESTMENT                         COST               VALUE


      *           Fidelity Management Trust Co.          Puritan Fund                           $  4,701,256      $  5,437,671

      *           Fidelity Management Trust Co.          Magellan Fund                             6,366,046         9,237,415

      *           Fidelity Management Trust Co.          Intermediate Bond Fund                    1,872,859         1,916,264

      *           Fidelity Management Trust Co.          Equity Income II Fund                       795,072           847,022

      *           Fidelity Management Trust Co.          Aggressive Growth Fund                      723,627           852,576

      *           Fidelity Management Trust Co.          Money Market Portfolio                    7,659,369         7,659,369

      *           Fidelity Management Trust Co.          Managed Income Portfolio                  4,654,394         4,654,394

      *           Rowan Companies, Inc.                  Rowan Companies Stock                     1,124,103           645,750
                                                                                                ------------      ------------

                  Total                                                                         $ 27,896,726      $ 31,250,461
                                                                                                ============      ============

* Party-in-interest

LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS (Form 5500, Item 27d)
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


     COLUMN A                   COLUMN B                   COLUMN C        COLUMN D        COLUMN G        COLUMN H       COLUMN I
     --------                   --------                   --------        --------        --------        --------       --------

                                                                                                           CURRENT
                                                                                                           VALUE OF
     IDENTITY                                                                                              ASSET ON         NET
     OF PARTY                 DESCRIPTION                  PURCHASE         SELLING        COST OF       TRANSACTION        GAIN
     INVOLVED                   OF ASSET                   PRICE (1)       PRICE (1)        ASSET            DATE          (LOSS)

                    SINGLE TRANSACTIONS:

                       None



                    SERIES OF TRANSACTIONS:

    * Fidelity         Puritan Fund                      $   1,539,447    $   838,580    $  2,305,136   $   2,378,027   $   72,891
     Management        Magellan Fund                         2,385,328      1,439,220       3,635,035       3,824,548      189,513
     Trust Co.         Intermediate Bond Fund                  507,614        397,554         898,009         905,168        7,159
                       Equity Income II Fund                   768,742        352,475       1,116,834       1,121,217        4,383
                       Aggressive Growth Fund                  452,066         99,532         551,843         551,598         (245)
                       Money Market Portfolio                2,933,198      2,465,971       5,399,169       5,399,169
                       Managed Income Portfolio              1,025,854        894,237       1,920,091       1,920,091

      * Rowan
     Companies         Rowan Companies Stock Fund            3,462,533      1,505,627       5,389,046       4,968,160     (420,886)
       Inc.





(1) Represents market value on transaction date.

* Party-in-interest

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                DESCRIPTION
-------               -----------
 23.1          INDEPENDENT AUDITORS' CONSENT